

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 19, 2007

Robert B. Toth
President and Chief Executive Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re: Polypore International, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2007**
> **File No. 333-141273**

Dear Mr. Toth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are

filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please do not use smaller type in tables and footnotes as you do on pages 12, 28, 73, 74, 75, 77 and 79, for example.

5. We note that you have referred to third-party advisors on pages 64 and F-27. Please either identify your third-party advisors or delete your references to them. If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

Prospectus summary, page 1

6. Please disclose that you will be considered a "controlled" company under the New York Stock Exchange rules.

7. Please briefly discuss your restructurings over the past three years.

8. Disclosure on pages 1-6 of the prospectus summary repeats information contained on pages 51 -58 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

Adjusted EBITDA, pages 12 and 44

9. We note your presentation of adjusted EBITDA on pages 12 and 44 does not comply in material respects to Item 10(e) of Regulation S-K and our June 13, 2003 Frequently Asked Questions on Non-GAAP Measures. Please delete your reconciliations or substantially revise your disclosures. If you chose to substantially revise your disclosures, please clarify whether you are presenting this measure as a liquidity or a performance measure and supplementally demonstrate that you met the requirements of Item 10(e) with regard to that measure.

10. If you have presented your adjusted EBITDA in order to disclose your debt covenants, your presentation of adjusted EBITDA should be limited to your disclosures within liquidity and capital resources discussion similar to your presentation in your Form 10-K for the fiscal year ended December 30, 2006. In addition, please remove your adjusted EBITDA calculation for fiscal year 2005 and disclose your actual ratios for each of your ratio tests at December 30, 2006. Refer to Question 10 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures. You should also calculate the other components of your ratios such as

"Indebtedness, as defined in the credit agreement" and "Consolidated interest expense, as defined in the credit agreement."

Risk factors, page 13

11. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the second sentence of the first paragraph relating to unidentified risks.

12. Please add a risk factor regarding your restructurings and quantify your 2006 restructuring charges and its affect on your earnings. Briefly discuss any material restructuring charges you expect to incur in 2007.

Forward-looking statements, page 25

13. Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please revise the first sentence in this section accordingly.

Selected historical consolidated financial data, page 30

14. We note your footnote (1) on page 31 that the amounts presented do not give effect to an anticipated stock split in connection with your offering. Please revise your historic financial statements and related disclosures pursuant to SAB Topic 4C.

Management's discussion and analysis of financial condition and results of operations, page 33

15. The Overview section of your MD&A should provide information that enables readers to better understand MD&A. Your Overview section merely repeats, verbatim, information in your Summary. We suggest that you use MD&A's Overview to discuss the events and trends that have materially impacted your operations, liquidity and financial condition and any that you expect are reasonably likely to do so in the future. For example, you may wish to consider discussing your business restructurings in 2006, 2005 and 2004, and the factors that affect your income tax liability, as these items appear to have had a significant impact in the past. Discuss the factors that have influenced your product mix, the industry shift from cellulosic to synthetic membranes, the factors driving changes in production volumes, and other material items that caused or may cause your results of operations to change materially from one period to the next.

Critical accounting policies, page 34

Impairment of intangibles and goodwill, page 34

16. In consideration of the materiality of your goodwill to your total assets, please expand your policy to provide robust disclosures about your goodwill impairment tests, such as your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. In addition, disclose a sensitivity analysis showing the effect of a 1% change in each of these assumptions.

Pension and other postretirement benefits, page 34

17. In light of the significance of your pension plans, please expand your pension plan and other postretirement benefits policy to disclose the specific basis in your assumptions and rates used in your calculations. Include a discussion of the funded status of your plans at December 30, 2006. In addition, disclose a sensitivity analysis showing the effect of a 1% change in each of these assumptions.

Results of operations, page 35

Selling, general and administrative expenses, page 37

18. Please expand to provide a more comprehensive discussion of these expenses, including quantifying changes in items that have materially impacted selling general and administrative expenses period to period.

Income taxes, net, page 38

19. In consideration that your income taxes as a percentage were 38.0%, 74.6%, and 43.7% in fiscal years 2004, 2005, and 2006, respectively, please revise your interest expense discussion to specifically disclose and quantify the reasons for the fluctuations in your interest expense year over year. Your current disclosures such as "mix of income between U.S. and foreign jurisdictions taxed at varying rates" appear general in nature and do not provide investors with an understanding of the specific factors that impacted your income tax fluctuations.

Contractual obligations, page 46

20. We note that you discuss the interest rates and payment terms of your debt obligations below your contractual obligations table. Please revise your disclosure to quantify the interest payments using the same time frames stipulated

in the table. These interest commitments can be included under your interest-bearing debt in this table, or provided as textual discussion of this obligation below the table. In addition, address your funding obligations under your pension plans for the same time frames. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Sales and marketing, page 59

21. We note that you typically seek to enter into long-term supply contracts with your major customers and that these contracts typically describe the volume and selling price and can last up to 10 years. Please disclose whether you have significant obligations under such contracts, such as supplying a minimum volume or selling at a fixed price. If you have significant obligations under these contracts, address your accounting and need for disclosure in your financial statements.

Business, page 51

Leading market positions, page 52

22. In each of the bullet points in this section, you state that you believe that you are the world leader or one of the top three providers in identified markets or of particular membranes. Please disclose the measure by which you believe you are the "leader," as well as the basis for your statements.

23. Here and elsewhere in your document, you state that you believe that you are among the top three in terms of market share in products compromising 80% of your fiscal 2006 net sales. Please explain what these products are, as well as the basis for your statement regarding market share.

Intellectual property rights, page 63

24. Please disclose the duration and effect of all patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Legal proceedings, page 64

25. Please disclose the relief sought by the agencies and the EPA. See Item 103 and Instruction 5 of Regulation S-K.

Compensation Discussion and Analysis, page 70

26. Please revise your clearly state who makes the compensation decisions you refer to throughout your CD&A. For example, we note your disclosure on page 70 that

your shareholders established short and long-term performance goals but that your compensation committee is responsible for determining your compensation and benefit plans "generally."

27. Please revise to give investors a sense of how your post-IPO compensation policy will differ from what you have disclosed. We note your disclosure on page 70 that in connection with this offering, you expect to adopt a philosophy that is "generally more consistent with that of a public rather than private company for fiscal year 2007 and beyond."

28. At the top of page 71, you indicate that the committee considers "among other factors, competitive market practice…." Please revise to delete the terms "among other factors" and describe the factors considered by the committee. In addition, please tell us what you mean by "competitive market practice." To the extent that you engage in benchmarking of compensation, please include the information in Item 402(b)(2)(xiv) of Regulation S-K.

29. Please elaborate on how you determined the amount of annual incentive bonus you paid to each of the named executive officers for 2006. We note that the amounts paid are significantly greater than the target amounts.

30. Please elaborate upon how you currently determine that amount of annual incentive bonus for the executive officers. Include a discussion of the items below:

- We note your statement that you establish a bonus pool based on every employee's target bonus percentage, and that funds are added to the pool if adjusted EBITDA exceeds the targeted amount. Please discuss how you determine the adjusted EBITDA target and the amount of additional funds added to the pool if it is exceeded. If you have established the adjusted EBITDA target and executives' target bonus percentage for 2007, please disclose this.
- We also note that the actual amount of an executive's bonus will be increased or decreased from the target bonus amount based upon company, business unit and individual performances. Please explain how each of these items is measured, and disclose any formula you use to determine the amount of the increase or decrease. We assume that the company performance is measured by your comparison of actual Adjusted EBITDA to target Adjusted EBITDA, but please make clear whether this is the case.
- If the amount of an executive's bonus can be increased or decreased in the board's or the compensation committee's discretion, please discuss this here, and include the other information contemplated by Item 402(b)(2)(vi) of Regulation S-K. We note your disclosure that the actual amount of bonus is based on "company, business, unit and individual performances." Do you

consider this as part of your annual incentive bonus plan? If not, please refer to FAQ 4.02 of our Item 402 of Regulation S-K guidance last updated on February 12, 2007, as you may need to make adjustments to your summary compensation table.

- If you believe that the target levels requested above are confidential financial information and that disclosure would cause you competitive harm, using the same standard that would apply when requesting confidential treatment under Securities Act Rule 406, please explain this in your response. In that case, note you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels. Further, please be advised that we may have additional comments on whether you have met the standards for treating the information confidentially. Please see Instruction 4 to Item 402(b).

2006 Grants of plan-based awards table, page 74

31. Please tell us how you determined the amount shown in the target column for Estimated Future Payouts under Non-Equity Incentive Plan Awards. We note that you paid amounts in excess of the amounts shown here.

Long-Term equity compensation, page 71

32. Please disclose the targets that must be met for the options granted to executive officers to vest.

33. Clarify the circumstances under which the executives' options vest upon a change of control.

Certain relationships, page 92

34. Please file the operating and transition services agreements as exhibits.

35. Please disclose the names of the two companies related to your German investment.

Policies and procedures regarding transactions with related persons, page 94

36. Please elaborate on your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered, the persons who are responsible for applying the policies and procedures and state whether the policies and procedures are in writing or how else they are evidenced. Please also explain transactions with affiliates will be conducted at arm's length.

Legal matters, page 103

37. Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

Financial Statements

2. Accounting policies, Revenue Recognition, page F-8

38. We note your disclosure that, "revenue from product sales is recognized at the time ownership of goods transfers to the customer…" Please confirm to us that ownership of goods transfers to the customer upon delivery of product. If true, please revise your policy pursuant to the criteria contained in SAB 104.

Intangibles and loan acquisition costs, page F-9

39. In consideration of your customer relationships balance, please revise your intangible asset policy to disclose how you determined the useful life of your customer relationships and identify the method of amortization. Refer to paragraphs 11 and 12 of SFAS 142.

40. We note your disclosure that your trade names have been identified as indefinite lived intangible assets. As such, please expand your policy to disclose how you assess these assets for impairment. Refer to paragraph 17 of SFAS 142.

Goodwill, page F-9

41. Please expand your goodwill policy to better address the guidance contained in paragraphs 19 and 20 of SFAS 142.

Recent accounting pronouncements, page F-12

42. We note your adoption of EITF 05-5 on January 1, 2006. Please tell supplementally and revise your disclosures to clarify the following:

- How you accounted for the ATZ arrangements in purchase accounting as a result of your 2002 acquisition. Separately address the liabilities of Type I and Type II ATZ arrangements.
- Tell us the annual expenses you recognized related to these arrangements subsequent to the acquisition date.

In consideration that these amounts relate to postretirement benefits, explain the appropriateness of reflecting this change in accounting estimate in other income.

12. Business restructuring, page F-28

43. We note your disclosure of a restructuring charge in fiscal 2006 due to a significant decline in demand for cellulosic hemodialysis membranes. Please explain to us how you determined that none of your goodwill or intangible assets were considered to be impaired at the time of restructuring.

16. Related party transactions, page F-34

44. We note your disclosure that your German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company. Please tell us your considerations of FIN 46R regarding the consolidation of these two companies.

17. Segment information, page F-34

45. Disclose how your goodwill is allocated between your two reportable segments. Refer to paragraph 45 of SFAS 142.

46. We note the following disclosures in your filing:

    • Under Competition on page 61, you identify different competitors for five different markets; transportation and industrial batteries, lithium batteries, dialysis membranes, blood oxygenation market, and industrial and specialty filtration.
    • On page 65, we note that you have a Vice President position for Separations Media, Energy Storage – Electronics, and Energy Storage-Transportation.
    • On your website, under Business Segments, Companies and Products, you present four distinct brands; Celgard, Daramic, Liqui-Cel, and Membrana.

    In light of these disclosures, please help us better understand how you have determined that you have two segments; energy storage and separations media. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

Part II, Item 15. Recent sales of unregistered securities, page II-2

47. Please include the stock options issued as compensation.

Polypore, Inc. – Form 10-K for the Fiscal Year Ended December 30, 2006

19. Financial Statements of Guarantors, page 68

48. If true, please revise in your future filings to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn at (202) 551-3739 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Cristopher Greer, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, NY 10019